UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-11141

CUSIP Number: 421933102

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Health Management Associates, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

5811 Pelican Bay Boulevard, Suite 500

Address of Principal Executive Office (Street and Number)

Naples, Florida 34108-2710

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Health Management Associates, Inc. (the “Company”) unable to time its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 (the “2013 Third Quarter 10-Q”) by the filing deadline of November 12, 2013 for the reasons described below.

As more fully described in the Current Report on Form 8-K (the “Form 8-K”) filed on November 5, 2013, the Company participates in federal Medicare and various state Medicaid Healthcare Information Technology (“HCIT”) programs pursuant to which Medicare and Medicaid incentive payments are paid to eligible hospitals and physician practices that implement and achieve “meaningful use” of certified electronic health record (“EHR”) technology. In October 2013, based on the results of an internal review, the Company determined that it had made an accounting error in applying the requirements for certifying its EHR technology under these programs and, as a result, that 11 of the hospitals it had enrolled in the HCIT programs did not meet the meaningful use criteria necessary to qualify for HCIT payments. On October 30, 2013, management of the Company concluded, and the Audit Committee of the Board of Directors approved the conclusion, that due to the error in accounting treatment of certain incentive payments recognizes as income by the Company between July 1, 2011 and June 30, 2013 for the 11 hospitals that did not meet the “meaningful use” criteria, the consolidated financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 10-K”) and in its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2013 and June 30, 2013 (the “2013 10-Qs”) should no longer be relied upon.

The Company has corrected its accounting treatment for the HCIT payments by restating its financial statements for the 2010, 2011 and 2012 fiscal years in an amendment to the 2012 10-K and by restating its financial statements for the fiscal quarters ended March 31, 2013 and June 30, 2013 in amendments to the 2013 10-Qs. As a result of the restatement process the Company has experienced a delay in completing the 2013 Third Quarter 10Q. The Company currently expects to file the 2013 Third Quarter 10-Q on or before the fifth calendar day following the prescribed due date of the 2013 Third Quarter 10-Q.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gary S. Bryant	239-552-3507
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that loss from continuing operations before income taxes will be approximately $138.9 million during the three months ended September 30, 2013, compared to income of approximately $68.7 million for the same period in the prior year. A significant factor in our net loss for the three months ended September 30, 2013 were the change in control and other expenses incurred as a result of the change in our Board of Directors, which constituted a change in control, as well as the merger agreement with Community Health Systems, Inc. These costs include severance and retention accruals, stock and cash compensation expenses upon acceleration of deferred, restricted stock and cash award vesting as well as additional legal and professional fees. The Company will provide full financial results in its 2013 Third Quarter 10-Q.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks, uncertainties and assumptions and are identified by words such as “expects,” “estimates,” “projects,” “anticipates,” “believes,” “intends,” “plans,” “may,” “pending,” “continues,” “should,” “could” and other similar words. All statements addressing events or developments that the Company expects or anticipates will occur in the future are considered to be “forward-looking statements.

Health Management Associates, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2013

HEALTH MANAGEMENT ASSOCIATES, INC.

By:	/s/ Gary S. Bryant
Name:	Gary S. Bryant
Title:	Senior Vice President and Interim Chief Financial Officer